Exhibit 1.01

DuPont de Nemours, Inc.
Conflict Minerals Report

BACKGROUND

This Conflict Minerals Report (this “Report”) of DuPont de Nemours, Inc. (“DuPont” or the “Company”), is being filed pursuant to Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1, 2021 to December 31, 2021. This Report provides information with respect to the products manufactured, or contracted to be manufactured, during calendar year 2021 for which columbite-tantalite, cassiterite, and wolframite minerals, and these specific derivatives: tantalum, tin, tungsten, and gold (“Conflict Minerals”) are “necessary to the functionality or production of” such products. The information in this report covers all products manufactured, or contracted to be manufactured, during calendar year 2021, for which Conflict Minerals are “necessary to the functionality or production of” such products, by the Company and all majority-owned subsidiaries over which the Company exercised control for some or all of the calendar year 2021. Please refer to Rule 13p-1, Form SD and the 1934 Act Release No. 3467716 for definitions for the terms used in this Report, unless otherwise defined herein.

In July 2010, the U.S. Government enacted the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”). Section 1502 of the Dodd-Frank Act (the “Conflict Minerals Provision”) was enacted because of concerns that the exploitation and trade of minerals that originate in the Democratic Republic of the Congo and adjoining countries (the “Covered Countries”) by armed groups is helping to finance conflict in the Democratic Republic of the Congo and is contributing to a humanitarian crisis. The final regulation (the “Conflict Minerals Regulation”) adopted by the U.S. Securities and Exchange Commission (“SEC”), which became effective November 13, 2012, requires all SEC registrants to file a specialized disclosure report on Form SD with the SEC regarding Conflict Minerals that are “necessary to the functionality or production of” products manufactured, or contracted to be manufactured, during a calendar year. For clarification, the term Conflict Minerals broadly encompasses all gold, columbite-tantalite, cassiterite, and wolframite minerals, and these specific derivatives: tantalum, tin, tungsten, and gold, regardless of the country of origin of such minerals and regardless of whether or not the purchase of such minerals actually finances or benefits armed groups in the Covered Countries.

COMPANY OVERVIEW

DuPont is a global innovation leader with technology-based materials and solutions that help transform industries and everyday life. The Company employees apply diverse science and expertise to help customers advance their best ideas and deliver essential innovations in key markets including electronics, transportation, construction, water, healthcare and worker safety.

On July 1, 2021, DuPont completed the acquisition of the Laird Performance Materials business from Advent International for aggregate, adjusted cash consideration for about $2.4 billion. Laird PM is being integrated into the Interconnect Solutions business within the Electronics & Industrial segment.

On November 2, 2021, DuPont announced it has entered definitive agreements to acquire Rogers Corporation (“Rogers”), (the “Intended Rogers Acquisition”). On January 25, 2022, Rogers shareholders approved the transaction. Closing is expected late in the second quarter 2022 or early in the third quarter 2022, subject to regulatory approvals and customary closing conditions.

On February 18, 2022, DuPont announced that it has entered into definitive agreements to divest a majority of its Mobility & Materials segment, excluding certain Advanced Solutions and Performance Resins businesses, to Celanese Corporation (“Celanese”), (the “M&M Divestiture”). Closing is expected around the end of 2022, subject to regulatory approvals and customary closing conditions.

The Company also announced on February 18, 2022 that its Board of Directors has approved the divestiture of the Delrin® acetal homopolymer (H-POM) business. In addition to the entry into definitive agreements, the Company anticipates that the closing of the sale of Delrin® would be subject to regulatory approvals and other customary closing conditions, (the “Delrin® Business Divestiture” and together with the M&M Divestiture, the "M&M Divestitures”).

As of March 31, 2022, results of operations and the assets and liabilities of the businesses in scope for the M&M Divestitures are presented as discontinued operations. The Auto Adhesives & Fluids, MultibaseTM and Tedlar® product lines previously within the historic Mobility & Materials segment (the "Retained Businesses") are not included in the scope of the intended divestitures. The Retained Businesses are reported in Corporate & Other.

CONFLICT MINERALS

Principles
As a global purchaser and supplier of goods, DuPont is committed to preventing the use of Conflict Minerals that fund armed conflict in the Covered Countries. DuPont’s Statement of Principles regarding the sourcing of Conflict Minerals is available on its website at www.dupont.com/position-statements.html.

During its review process, DuPont determined that for calendar year 2021, Conflict Minerals were necessary to the functionality or production of certain products (the “SP Covered Products”) that were manufactured or contracted to be manufactured by DuPont’s Electronics & Industrial, Water & Protection, and the historic Mobility & Materials, (collectively, the “Businesses”). These Businesses are downstream in the supply chain from Conflict Mineral smelters/refiners, and upstream from the products’ end-users, which include industrial users, converters and retailers who eventually sell final products to end-consumers. Because the Conflict Minerals for the Businesses entered the Company’s supply chain many layers removed, it can be difficult to determine the country of origin. Therefore, the Businesses worked directly with their respective raw material vendors to determine the sources and origins used in the manufacturing of their products.

The Businesses used a cross-functional team to implement processes related to the responsible sourcing of Conflict Minerals, including the purchasing, legal, supply chain, and product stewardship functions. The Businesses’ respective due diligence processes and implementation thereof were designed to conform in all material respects to the OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (“OECD”), specifically as it relates to “Downstream companies” in the case of the Businesses.

The Businesses communicated information about the Conflict Minerals Provision and the Conflict Minerals Regulation, its purchasing policy with regard to Conflict Minerals, its expectations with regard to vendor sourcing of Conflict Minerals and requested the vendor to provide a completed Conflict Minerals reporting template (the “CMRT”). The Template was created by the Responsible Minerals Initiative, formerly the Conflict-Free Sourcing Initiative, (“RMI”), founded by members of the Responsible Business Alliance and the Global e-Sustainability Initiative. The CMRT includes a number of questions pertaining to the responsible sourcing of Conflict Minerals and requires each vendor, as applicable, to identify, among other things, all of the smelters/refiners used to supply any Conflict Minerals contained in materials or products supplied by such vendor.

DuPont has established a data management and record retention program and maintains a “Master Supplier Database” which is utilized to manage supplier contact information and to send an initial request for information from suppliers as part of DuPont’s reasonable country of origin inquiry (“RCOI”).

DuPont conducts supply chain due diligence in accordance with the framework of the OECD; Second Edition, including the related supplements on gold, tin, tantalum and tungsten (the “OECD Guidance”), on the source and chain of custody of the Conflict Minerals contained in the Covered Products. The OECD Guidance provides a five-step framework for risk based due diligence in the mineral supply chain. The five steps are (1) establish strong company management systems, (2) identify and assess risks in the supply chain, (3) design and implement a strategy to respond to identified risks, (4) carry out an independent third-party audit of the smelters’/refiners’ due diligence and (5) report on supply chain due diligence.

For each of the SP Covered Products, DuPont conducted in good faith, a RCOI regarding the Conflict Minerals that included:

1.	Mapping the Company’s supply chain,
2.
Contacting each supplier or vendor, (and where applicable contract manufacturers who independently procured raw materials) to determine if the minerals were sourced from the Democratic Republic of the Congo or adjoining countries, or were derived from scrap or recycled material, and

3.	Obtaining written CMRT certifications from suppliers regarding the source for the 2021 Conflict Minerals.

The RCOI was reasonably designed to determine whether any of the Conflict Minerals contained in the SP Covered Products originated in the Covered Countries and whether the Conflict Minerals originated from recycled or scrap sources.

Following its RCOI, DuPont determined that it had sourced products incorporating Conflict Minerals from 32 suppliers for production of certain SP Covered Products that are part of its Electronics & Industrial and Water & Protection businesses. DuPont worked directly with these suppliers and received a completed CMRT from each supplier.

Based on the supplier responses, DuPont conducted additional due diligence regarding the source and supply chain for Conflict Minerals supplied by 15 of these suppliers which were used in the production of the SP Covered Products identified in the table below.

DuPont does not have a direct relationship with the smelters and mines at issue since it does not directly purchase these minerals from smelters or mines. However, the Company actively engages in trade associations and other external groups which include major manufacturers in the chemicals and electronics industries as well as other manufacturing sectors. DuPont leverages industry-wide initiatives to understand and evaluate upstream actors in the supply chain, including the RMI and the related CMRT. DuPont’s due diligence included reliance on work conducted by the RMI, specifically the Responsible Minerals Assurance Process (“RMAP”) which uses an independent third-party audit to identify smelters and refiners that have systems in place to assure sourcing of only conflict-free materials. A list of smelters and refiners that meet the RMAP audit standards is published on the RMI website. The RMAP audit standards are developed according to global standards including the OECD and the Dodd-Frank Act. After receiving the responses from the 15 suppliers, DuPont compared the results to the list of Conflict-Free Smelters maintained by the RMI and validated through the voluntary RMAP. All such smelters/refiners validated as Conflict-Free Smelters.

Product Line	Identified SP Covered Products	Conflict Mineral	Covered Country
Electronics & Industrial	Connectors; printed circuit boards; Leadframes for integrated circuits; Passive components (resistors, capacitors, inductors, etc.) Molded polymeric parts and shapes	Tin Tin	Democratic Republic of Congo, Rwanda Democratic Republic of Congo
Water & Protection	Tychem® Test Kit (99081000000001UV) Zippers	Tin Tantalum Tungsten Gold Tin/Gold	Democratic Republic of Congo, Zambia

For risks identified as a part of the due diligence process, DuPont has established an ongoing risk management and assessment program that includes:

a.Contractually obligating suppliers to provide information regarding source and supply chain for Conflict Minerals as a part of new agreements and contract renewals;
b.Educating direct suppliers to increase knowledge of reporting responsibilities and to improve the information contained in supplier survey responses; and
c.Participating in relevant industry groups and trade associations to timely identify industry best practices regarding responsible sourcing of Conflict Minerals.

Due to the complexity of its supply chains, DuPont does not have direct relationships with Conflict Minerals smelters and refiners and does not perform or direct audits of these entities within its supply chain. DuPont supports and leverages the audit work conducted by the RMI to comply with the OECD Guidance. The RMI has implemented a RMAP and has been conducting mineral assessments and audits for several years. DuPont also collaborates with other industry associations as well as with its suppliers and customers to validate information obtained from several different sources.